Mitesco, Inc.

505 Beachland Blvd., Suite 1-377

Vero Beach, Florida 32963

May 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mitchell Austin

Re:	Mitesco, Inc.
Registration Statement on Form S-1
Filed April 18, 2025
File No. 333-286619

Dear Mr. Austin:

By letter dated April 30, 2025, the staff (the “Staff,” “you” or “your”) of the Division of Corporation Finance of the U.S. Securities & Exchange Commission (the “Commission”) provided Mitesco, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 (File No. 333-286619) filed on April 18, 2025 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. In response to the comments and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 with the Securities and Exchange Commission. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1

General

1.	We note that your common stock is quoted on the Pink Market. On page 6, you disclose that the selling stockholders may offer or sell the shares covered by this registration statement through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the Pink Market, because the Pink Market is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation SK. Please revise here and elsewhere to disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

RESPONSE: The Company has revised its disclosure on page 6 of the registration statement and elsewhere to indicate that the selling stockholders will offer or sell the shares covered by this registration statement at a fixed price of $4.00 per share so long as the Company’s stock is traded on OTC Pink Market.

Exhibits

2.	The auditor consent filed as Exhibit 23.1 states that the auditor consents to the use of its report dated March 31, 2025, relating to its audit of the company "for the period January 1 to December 31, 2024." Please file a revised auditor consent that clarifies that the referenced audit report covers to the audit of the company for the periods of January 1, 2023 to December 31, 2023 and January 1, 2024 to December 31, 2024.

RESPONSE: The Company has filed a revised auditor consent as Exhibit 23.1 indicating that its audit report dated March 31, 2025 covers the fiscal years ended December 31, 2023 and December 31, 2024.

Signatures, page 62

3.	We note that the text of the Signatures section includes a reference to the requirements of the Securities Exchange Act of 1934. Please revise this reference to refer to the requirements of the Securities Act of 1933.

RESPONSE: The Company has corrected the references to Securities Act of 1933, on the signature page of the registration statement.

Thank you for your assistance in reviewing the Amendment.

Sincerely,

/s/ Mack Leath
Mack Leath Chief Executive Officer